UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

Underwriting Agreement

On November 1, 2024, Arbe Robotics Ltd. (“Arbe” or the “Company”), commenced an underwritten public offering (the “Offering”) of an aggregate of (i) 4,293,957 (the “Shares”) ordinary shares, par value NIS 0.000216 per share, of the Company (the “Ordinary Shares”), (ii) prefunded warrants (the “Pre-Funded Warrants) to purchase up to an aggregate of 3,956,043 Ordinary Shares (the “Pre-Funded Warrant Shares”), (iii) Tranche A Warrants (the “Tranche A Warrants”) to purchase up to an aggregate of 8,250,000 Ordinary Shares (the “Tranche A Warrant Shares”), and (iv) Tranche B Warrants (the “Tranche B Warrants,” and together with the Tranche A Warrants, the “Warrants”) to purchase up to an aggregate of 8,250,000 Ordinary Shares (the “Tranche B Warrant Shares”). Each Share or Pre-Funded Warrant, as applicable, was sold together with one Tranche A Warrant to purchase one Ordinary Share and one Tranche B Warrant to purchase one Ordinary Share. The public offer price for each Share and accompanying Warrants was $1.82, and the public offer price for each Pre-Funded Warrant and accompanying Warrants was $1.8199. The Pre-Funded Warrants have an exercise price of $0.0001 per share, are exercisable immediately and expire when exercised in full. The Tranche A Warrants have an exercise price of $2.35 per share, are immediately exercisable and will expire on November 4, 2029. The Tranche B Warrants have an exercise price of $1.82 per share, are immediately exercisable and will expire on the earlier of (A) twenty (20) trading days after (i) the Company shall have publicly announced that it has entered into a definitive supply agreement with a named European automotive original equipment manufacturer pursuant to which such manufacturer has agreed to purchase a minimum of 500,000 radar chipsets over the term of such agreement (the “Definitive Agreement Announcement”), (ii) the VWAP (as defined in the Tranche B Warrant) for each trading day in any period of ten (10) consecutive trading days within one calendar year of the date of the Definitive Agreement Announcement (such ten-day period, the “Measurement Period,” and such one-year period, the “Definitive Agreement Announcement Period”) is equal to or exceeds $2.25 (subject to certain adjustments), (iii) the trading volume of the Ordinary Shares (as reported by Bloomberg L.P.) on each trading day of the Measurement Period is at least 250,000 Ordinary Shares (subject to certain adjustments), and (iv) the Ordinary Shares underlying the Tranche B Warrants and any Ordinary Shares issuable upon the exercise of any pre-funded warrants issued upon the exercise of a Tranche B Warrant (collectively, the “Saleable Shares”) are then covered by an effective registration statement and a current prospectus which can be used for the sale or other disposition of the Saleable Shares and the Company has no reason to believe that such registration statement and prospectus will not continue to be available for the Saleable Shares for the next thirty (30) trading days ((i) – (iv) collectively, the “Triggering Event”), and (B) November 4, 2027.

A holder will not have the right to exercise any portion of the Warrants or Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% or 9.99%, as applicable, of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants or Pre-Funded Warrants, respectively.

Canaccord Genuity acted as the sole bookrunner for the Offering. Roth Capital Partners acted as the co-manager for the Offering.

The net proceeds from the Offering, after deducting underwriting discounts and commissions and offering expenses payable by the Company, described in more detail below, but excluding the net proceeds, if any, from the exercise in cash of the Pre-Funded Warrants and Warrants, were approximately $14.1 million. The potential additional gross proceeds to the Company from the Tranche A Warrants and Tranche B Warrants, if fully exercised on a cash basis, will be approximately $34.4 million. No assurance can be given that any of the Tranche A Warrants or Tranche B Warrants will be exercised. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering is anticipated to close on November 4, 2024 (the “Closing”).

In Connection with the Offering, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Canaccord Genuity LLC as representative (the “Representative”) of the underwriters named therein. In connection with the Offering, the Company’s directors and officers entered into lock-up agreements, pursuant to which, for a period of ninety (90) days following the Closing, each agreed not to offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any Ordinary Shares or securities convertible into, or exercisable or exchangeable for, Ordinary Shares, subject to certain exceptions. In addition, pursuant to the Underwriting Agreement, the Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or any securities convertible into, or exercisable or exchangeable for, Ordinary Shares, including the filing of a registration statement with the Securities and Exchange Commission (“SEC”) in respect thereof, subject to certain exceptions in each instance, for a period of ninety (90) days following the Closing.

The Underwriting Agreement contains customary representations, warranties, covenants and agreements by the Company, indemnification obligations of the Company, including for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for the purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Pursuant to the Underwriting Agreement, the Company has agreed to pay the underwriters underwriting commissions and discounts equal to 6.0% of the aggregate gross proceeds of the Offering and reimbursement of expenses equal to $125,000. In addition to the foregoing, the Company has agreed to pay the Representative a cash fee of 6.0% of the aggregate gross proceeds received upon the exercise of the Tranche A Warrants and the Tranche B Warrants in accordance with the Financial Industry Regulatory Authority Rule 5110(g)(10).

The Shares, Pre-Funded Warrants, Pre-Funded Warrant Shares, Tranche A Warrants, Tranche A Warrant Shares, Tranche B Warrants and Tranche B Warrant Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-269235) originally filed on January 13, 2023 (including the prospectus and prospectus supplement forming a part of such Registration Statement), with the SEC under the Securities Act and declared effective by the SEC on February 24, 2023. The foregoing description of the Underwriting Agreement, the Pre-Funded Warrants, the Tranche A Warrants, and the Tranche B Warrants is not complete and is qualified in its entirety by reference to the full text of the Form of Underwriting Agreement, the Form of Pre-Funded Warrant, the Form of Tranche A Warrant, and the Form of Tranche B Warrant, copies of which are filed as Exhibits 1.1, 4.1, 4.2, and 4.3, respectively, to this report on Form 6-K and are incorporated herein by reference.

Events

On October 31, 2024, the Company issued a press release announcing the launch of the Offering and on November 1, 2024, the Company issued a press release announcing the pricing of the Offering. A copy of each press release is attached as Exhibit 99.1 and 99.2, respectively, to this Report on Form 6-K and they are hereby incorporated by reference herein.

INCORPORATION BY REFERENCE

This report on Form 6-K, including the exhibits to this report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-280319 and 333-269235) and Form S-8 (File No. 333-280320 and 333-269230) of Arbe Robotics Ltd., and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement dated November 1, 2024

4.1	Form of Pre-Funded Warrant

4.2	Form of Tranche A Warrant

4.3	Form of Tranche B Warrant

5.1	Opinion of Erdinast, Ben Nathan, Toledano & Co.

5.2	Opinion of Ellenoff Grossman & Schole LLP

99.1	Press Release, dated October 31, 2024

99.2	Press Release, dated November 1, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arbe Robotics Ltd.

Date: November 4, 2024	By:	/s/ Kobi Marenko
		Name:	Kobi Marenko
		Title:	Chief Executive Officer

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